UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO MUFFLER BRAKE, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of March 31, 2011 and 2010	4

Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2011	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets (Held at End of Year) (Schedule H, Part IV(i)) – March 31, 2011	13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	14

Exhibit Index	15

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held as of March 31, 2011 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended March 31, 2011 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
September 27, 2011

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2011	2010

Assets

Investments at market value:
Cash and cash equivalents	$1,248,016	$1,725,319
Shares of registered investment companies	26,889,813	22,824,499
Employer securities	2,281,234	1,735,859

Total investments at market value	30,419,063	26,285,677

Receivables:
Employer’s contributions	596,505	555,532
Participants’ contributions	7,075	0
Notes receivable from participants	1,225,954	1,146,791

Total receivables	1,829,534	1,702,323

Total assets	32,248,597	27,988,000

Liabilities

Accrued expenses	180,286	148,558

Net assets available for plan benefits	$32,068,311	$27,839,442

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31, 2011

Additions to net assets attributed to:

Contributions:
Employer	$613,634
Participant	2,277,890
Rollover	94,801

Total contributions	2,986,325

Investment Income:
Net appreciation in fair value of investments:
Shares of registered investment companies	3,155,022
Employer securities	644,582

3,799,604
Dividend income	361,573
Interest income	61,295

Total investment gain	4,222,472

Total additions	7,208,797

Deductions from net assets attributed to:

Benefits paid to participants	2,941,150
Administrative expenses	38,778

Total deductions	2,979,928

Increase in net assets available for benefits	4,228,869

Net assets available for plan benefits:

Beginning of year	27,839,442

End of year	$32,068,311

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan was restated in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-17 (EGTRRA). The legal effective date of this restatement is April 1, 2007.

Participation

Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Participants’ contributions are matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation.

Participants must complete 1,000 hours of service and be employed at the end of the Plan year in which they have made contributions in order to be eligible to receive the employer match.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2011 and 2010, the Company did not make a “Profit Sharing Contribution.”

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $44,000 and $36,000 for the years ended March 31, 2011 and 2010, respectively. At March 31, 2011 and 2010, remaining forfeitures available to offset future contributions were approximately $52,000 and $56,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Notes receivable terms range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $740,000 and $575,000 were granted during the years ended March 31, 2011 and 2010, respectively. Delinquent notes receivable are reclassified as distributions based upon the term of the plan document.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administration

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The trustee and custodian of the Plan’s assets is State Street Bank and Trust Company. The investment manager of the Plan is Diversified Investment Advisors.

Administrative Expenses

Plan expenses are primarily paid by the Plan.

Benefit Payments

Benefits are recorded when paid.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Plan assets are reported at fair market value measured by quoted prices or at the original principal amount plus interest earned to date. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Employer securities are valued based upon quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year’s presentation.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” The Update requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Disclosures required are included in the footnotes to the financial statements for the years ended March 31, 2011 and 2010. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”. This Update requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this guidance as of March 31, 2011 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

NOTE 3 - INVESTMENTS:

The following table presents individual investments that represent five percent or more of the Plan’s net assets available for benefits:

	March 31,
	2011	2010
Long Horizon SAF *	$5,287,937	$4,592,254
Intermediate Horizon SAF *	$4,110,083	$3,626,371
Intermediate/Long Horizon SAF *	$3,244,856	$3,071,905
Stock Index Fund	$2,492,464	$2,055,173
Monro Stock Fund	$2,281,234	$1,735,859
Small CAP Value A	$1,826,620	$—
International Value R3	$1,752,487	$—
Money Market Fund**	$1,196,023	$1,669,159

*	SAF – Strategic Allocation Fund
**	Amount did not meet 5% threshold and is disclosed for comparative purposes only

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies managed by Transamerica Asset Management, Inc., an affiliate of Diversified Investment Managers (Diversified). Diversified is the third party administrator and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to $38,778 and $27,957 for the years ended March 31, 2011 and 2010, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro Muffler Brake, Inc. (Monro) is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income from investments sponsored by Monro amounted to $644,582 and $407,812 for the years ended March 31, 2011 and 2010, respectively. Investment gain from investments sponsored by notes receivable and Diversified amounted to $3,577,890 and $6,222,528 for the years ended March 31, 2011 and 2010, respectively.

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Plan administrator has obtained a favorable determination letter dated July 7, 2009 from the Internal Revenue Service, which qualified the Plan under Section 401(a) of the Internal Revenue Code (the “Code”).

Additionally, Generally Accepted Accounting Principles requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

In September 2006, the FASB issued authoritative guidance establishing a comprehensive framework for measuring fair value and expanding disclosures about fair value measurements. Specifically, this guidance sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The levels within the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

This guidance, which was incorporated into Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” was adopted by the Plan in the fiscal year ended March 31, 2009. There was no significant impact on the Plan’s Financial Statements as a result of these adoptions.

The following tables sets forth financial assets measured at fair value in the Statement of Net Assets Available for Plan Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of March 31, 2011 and as of March 31, 2010. There has been no change in methodologies used at March 31, 2011 and 2010.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets
Cash and cash equivalents	$1,248,016	$—	$1,248,016	$—
Shares of registered investment companies:
Bonds	2,373,465	2,373,465	—	—
Stocks	10,079,213	10,079,213	—	—
Multi-Asset/Other	14,437,135	14,437,135	—	—

Total shares of registered investment companies	26,889,813	26,889,813
Employer securities	2,281,234	2,281,234	—	—

Total	$30,419,063	$29,171,047	$1,248,016	$—

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets
Cash and cash equivalents	$1,725,319	$—	$1,725,319	$—
Shares of registered investment companies:
Bonds	2,003,415	2,003,415	—	—
Stocks	7,965,112	7,965,112	—	—
Multi-Asset/Other	12,855,972	12,855,972	—	—

Total shares of registered investment companies	22,824,499	22,824,499
Employer securities	1,735,859	1,735,859	—	—

Total	$26,285,677	$24,560,358	$1,725,319	$—

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$32,068,311	$27,839,442
Differences in:
Investments Notes receivable from participants	1,225,954 (1,225,954)	1,146,791 (1,146,791)

Net assets available for plan benefits per the Form 5500	$32,068,311	$27,839,442

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Part IV, Question 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Fair Market Value

*	State Street Bank & Trust Company	Cash Reserve Account	$51,993

*	Transamerica Partners Fund Group	Money Market Fund	1,196,023

*	Transamerica Partners Fund Group	High Quality Bond Fund	1,086,822

*	Transamerica Partners Fund Group	Core Bond Fund	1,286,643

*	Transamerica Partners Fund Group	Stock Index Fund	2,492,464

*	Transamerica Partners Fund Group	Equity Growth Fund	1,438,306

*	Transamerica Asset Allocation Fund Group	Long Horizon SAF	5,287,937

*	Transamerica Asset Allocation Fund Group	Intermediate/Long Horizon SAF	3,244,856

*	Transamerica Asset Allocation Fund Group	Intermediate Horizon SAF	4,110,083

*	Transamerica Asset Allocation Fund Group	Short Horizon SAF	879,671

*	Transamerica Asset Allocation Fund Group	Short/Intermediate SAF	914,588

	American Funds	Fundamental Invs R3	1,236,361

	BlackRock	Equity Dividend A	1,332,975

	Keeley	Small CAP Value A	1,826,620

	Thornburg	International Value R3	1,752,487

*	Monro Muffler Brake, Inc.	Monro Stock Fund	2,281,234

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Notes Receivable from Participants (Interest rates range between 4.25% to 9.25%)	1,225,954

			$31,645,017

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 27, 2011	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick & Battaglia, CPAs, PC, dated September 27, 2011.